U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-15473

CUSIP Number: G67543101

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

Part I—Registrant Information

Full Name of Registrant

OpenTV Corp.

Former Name if Applicable

Not Applicable

Address of Principal Executive Office (Street and Number):

401 East Middlefield Road

City, State and Zip Code:

Mountain View, California 94043

Part II—Rules 12b—25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period:

In connection with preparing the Registrant’s financial statements (the “2002 Financial Statements”) to be included in its Annual Report on Form 10-K for the year ended December 31, 2002 (the “Annual Report”), the Registrant determined that it was necessary to correct the method in which it has accounted for certain share exchange transactions with minority shareholders of one of its subsidiaries. As a result of the change in accounting treatment, the Registrant will record additional amounts of goodwill and related increases in amortization expense in periods in which the exchange transactions occurred. The existence of the additional goodwill recorded in these prior periods will cause the Company to accelerate the recognition of an impairment charge of approximately $816 million to the fourth quarter of 2001, where previously no such charge was required, and reduce the impairment charge recorded in the first quarter of 2002 upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, by the same amount. Accordingly, the Registrant will adjust its historical financial statements for 2000, 2001 and 2002 to reflect these changes to goodwill, amortization expense and the resulting impact on the timing of non-cash goodwill impairment charges. In addition, consistent with the provisions of EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which was adopted effective January 1, 2002, the Registrant will reclassify approximately $8.4 million of marketing expenses incurred in the first quarter of 2001 against previously reported revenues. Because the Registrant, together with its current and former auditors, did not determine until recently that a correction in the method of accounting for the share exchange transactions was necessary, the financial statement restatements could not be completed in a timely manner without unreasonable effort or expense, and therefore the Registrant was unable to complete the Annual Report prior to the filing deadline. The Registrant expects that the Annual Report will be filed on or prior to April 15, 2003.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Craig M. Waggy, Chief Financial Officer

OpenTV Corp.         (650)               429-5500

(Name)               (Area Code)    (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes                ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the changes can not be made.

Please see a copy of a press release issued by the Registrant on March 31, 2003, a copy of which is attached as Exhibit A to this Form 12b-25 and is incorporated herein by reference.

OpenTV Corp.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2003	By:	/s/ CRAIG M. WAGGY
Name: Craig M. Waggy Title: Chief Financial Officer

EXHIBIT A

[OPENTV LOGO]

FOR IMMEDIATE RELEASE

OPENTV ANNOUNCES CORRECTION OF HISTORICAL ACCOUNTING POLICY; 2001 AND 2002 RESULTS TO BE RESTATED FOR GOODWILL IMPAIRMENT CHARGE

•	Restatement has no impact on previously reported cash balances
•	Restatement will delay Form 10-K filing
•	Company will proceed with appeal to maintain Nasdaq listing

Mountain View, CA—March 31, 2003—OpenTV Corp. (Nasdaq and Euronext Amsterdam: OPTV) today announced that it will correct the method in which it has accounted for certain share exchange transactions that occurred during 2000, 2001 and 2002 with minority shareholders of its subsidiary, OpenTV, Inc., by accounting for the exchanges at fair value rather than at historical cost. As a result, additional amounts of goodwill and related increases in amortization expense will be recorded in periods that the exchange transactions occurred. Under generally accepted accounting principles, the existence of this additional goodwill recorded in these prior periods will cause the Company to accelerate the recognition of an impairment charge of approximately $816 million to the fourth quarter of 2001, where previously no such charge was required, and reduce the impairment charge recorded in the first quarter of 2002 upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, by the same amount. The Company will adjust its historical financial statements for 2000, 2001 and 2002 to reflect these changes to goodwill, amortization expense and the resulting impact on the timing of non-cash goodwill impairment charges.

The Company’s decision to restate its historical financial statements will delay the filing of its Annual Report on Form 10-K. The Company plans to file a Form 12b-25 tomorrow with the Securities and Exchange Commission extending the due date for filing its Form 10-K to April 15.

Description of Restatements and Reclassification

The Company has share exchange arrangements under which the minority shareholders of OpenTV, Inc., a subsidiary of the Company, can exchange their shares in OpenTV, Inc. for shares of the Company. The Company has historically accounted for exchanges of OpenTV, Inc. shares at historical cost as the Company believed that such exchanges were non-substantive in nature. The Company has now determined that it is appropriate to revise its historical financial statements to account for such exchanges at fair value. This change in accounting method effectively provides that at each exchange date, the exchange is accounted for as a purchase of a minority interest of OpenTV, Inc., valued at the number of shares of the Company’s stock issued to effect the exchange multiplied by the market price of the Company’s common stock. As a result of applying purchase accounting to the exchanges, the Company will record additional amounts of goodwill (an aggregate of approximately $20 million of goodwill during 2000, 2001 and 2002) and amortization of such goodwill in previous periods, where appropriate.

The additional goodwill that will be recorded as a result of the correction in accounting for the exchanges will cause the Company to fail the recoverability test for its intangible assets as of December 31, 2001 as required to be performed under Statement of Financial Accounting Standard No. 121, where previously the recoverability test performed by the Company in connection with the preparation of its 2001 financial statements did not indicate any impairment as future projected undiscounted cash flows indicated recoverability. Accordingly, the Company has further determined that the financial statements should include an impairment charge on goodwill during the year ended December 31, 2001 of approximately $816 million and that the amount reported in the first quarter of 2002 for the transitional impairment charge for the adoption of SFAS No. 142 should be reduced by the same amount.

In addition, consistent with the provisions of EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which was adopted effective January 1, 2002, the Company will reclassify approximately $8.4 million of marketing expenses incurred in the first quarter of 2001 against previously reported revenues. EITF 01-09 requires the financial statements for prior periods to be presented for comparative purposes with the new income statement presentation.

The Company expects to work closely with its current and former auditors to make the above mentioned adjustments to the Company’s historical financial statements and file such statements as soon as practical. The Company is not aware of any other material adjustments that will be required to OpenTV’s historical financial statements. Although unlikely based upon current available information it is possible that other items may be identified in the process of restating the financial statements to reflect the accounting issues described above. Until such time as the restated financial statements are made publicly available, the Company cautions that its historical financial statements should not be relied upon.

Nasdaq Listing Status

As previously reported, Nasdaq has granted the Company a hearing, scheduled for April 3, 2003, before a Listing Qualifications Panel to review the Nasdaq staff’s determination to delist the Company’s Class A ordinary shares from the Nasdaq Stock Market due to OpenTV’s failure to hold an annual meeting in 2002.

James Ackerman, OpenTV’s Chief Executive Officer, stated: “The resolution of these technical accounting issues will enable us to move forward with our plans to solicit proxies and hold our annual meeting of shareholders, and also to present our pending merger transaction with ACTV, Inc. to our shareholders for their consideration. We look forward to the opportunity on April 3rd to present to the Nasdaq Listing Qualifications Panel a clear timetable for holding our annual meeting and to demonstrate our ability and commitment to remain in compliance with the requirements for continued listing on the Nasdaq Stock Market.”

The Company’s Class A ordinary shares remain listed on the Nasdaq Stock Market pending the determination of the Listing Qualifications Panel. No assurance can be given that the Listing Qualifications Panel will grant OpenTV’s request for continued listing.

About OpenTV

One of the world’s leading interactive television companies, OpenTV powers more than 27 million set-top boxes worldwide. The company provides a comprehensive suite of iTV solutions including operating middleware, web browser software, interactive applications, content creation tools, professional support services, and strategic consulting. OpenTV is headquartered in Mountain View, California, with regional offices throughout the United States, Europe and Asia/Pacific. For more information, please visit www.opentv.com.

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of OpenTV Corp. and its subsidiaries, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of OpenTV Corp., including the most recently filed Form 10-Q of OpenTV Corp.; general economic and business conditions and industry trends including in the advertising and retail markets; the continued strength of the industries in which we operate, including the interactive television industry; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint ventures; competitor responses to the products and services of OpenTV Corp. and its subsidiaries, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services. These forward-looking statements speak only as of the date of this press release. OpenTV Corp. expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in OpenTV Corp.’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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OpenTV Contact

Craig M. Waggy

Chief Financial Officer

OpenTV Corp.

650-429-5500